Axium Pharmaceuticals, Inc.

265 Eastchester Drive, Suite 133

High Point, NC 27262

January 10, 2018

United States Securities and Exchange Commission

Washington, DC 20549

Re: Axium Pharmaceuticals Inc.

Amendment No. 5 to Registration Statement on Form S-1

Filed December 28, 2017

File No. 333-220076

Dear Sir or Madam:

Please see below our responses to your letter dated January 10, 2018:

General

Comment 1: Please update your disclosure throughout to provide information as of the date(s) required by Form S-1. We note, for example, your disclosure of the number of holders, executive compensation, and certain selling shareholder information is provided as of June 30, 2017. In addition, it is unclear if your disclosure regarding related party transactions is up to date. Please also provide the information required by Item 13, as you currently state that this will be provided by amendment.

Response 1. The Registration Statement has been revised accordingly.

Sincerely,

/s/ Anthony Harrelson

Anthony Harrelson, CEO